
06018157



Saskatchewan Wheat Pool Inc.

Exemption #: 82-5037

November 2, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a press release dated October 27, 2006. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Sargo
for Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 11/7



Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: October 27, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL INTENDS TO DISPUTE OSFI POSITION

Saskatchewan Wheat Pool Inc. has received correspondence from the Superintendent of Financial Institutions of Canada (the "Superintendent") indicating the Superintendent intends to direct the Pool to make special and normal cost payments to the pension fund that would be in addition to its negotiated contribution rate. The Pool, which has been given until November 14 to respond to the Superintendent, intends to dispute this position.

"In essence, there is disagreement between the Superintendent and the Pool about what the legislation says. The Superintendent claims the legislation requires the Pool to make contributions beyond what the Plan requires. The provisions cited by the Superintendent do not say the employer must pay any such additional amounts," said Randy Bauslaugh, Partner of Blake, Cassels & Graydon LLP and external legal counsel to the Pool. "Our client believes the legislation requires the plan – not the employer – to address funding shortfalls. Because the terms of this plan do not address this issue, and because the Union and the Company cannot agree on how to amend the plan to bring it into compliance, the plan should be terminated. If the Superintendent does not agree with the Pool, the Company intends to seek court direction before it makes any additional payments."

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP

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Media Contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html